FORM 6K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of: April, 2003
Commission File Number 001-31522

                            ELDORADO GOLD CORPORATION
                 (Translation of registrant's name into English)

                      Suite 920 - 1055 West Hastings Street
                  Vancouver, British Columbia, Canada V6E 2E9
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F         Form 40-F  X
                                     ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ----------

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----------

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securitites are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes             No  X
                            ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-
                                  ---------

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ELDORADO GOLD CORPORATION


Date:  April 29, 2003                   /s/ Dawn Moss
                                        ----------------------------------------
                                        Dawn Moss, Corporate Secretary

Management Discussion and Analysis
1st Quarter ended March 31, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

                                                               [GRAPHIC OMITTED]


NEWS RELEASE                                                       ELD No. 03-08
TSX: ELD  AMEX: EGO                                               April 30, 2003


                      FIRST QUARTER 2003 FINANCIAL RESULTS
                       NET INCOME $2.6 M ($0.01 PER SHARE)
        (All figures in United States dollars unless otherwise indicated)

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we"), is pleased to announce the Company's Unaudited First Quarter 2003 Financial Results.

--------------------------------------------------------------------------------


Highlights
----------

o    Profitable quarter with net income $2.6 M
o    Sao Bento performed to plan
o    Proven and probable reserves increased
o    Sao Bento shaft deepening announced
o    Completion of Kisladag feasibility study
o    Added to S&P/TSX Index
o    Began trading on AMEX

Financial Results

The Company today reported its First Quarter 2003 Unaudited Financial Results, with net income for the quarter amounting to a profit of $2.6 M ($0.01 per share) compared to a loss of $0.3 M ($0.00 per share) in the first quarter of 2002. First quarter positive financial results were mainly driven by a gain of $2.3 M in foreign exchange compared to a loss on foreign exchange in the first quarter of 2002 of $0.2 M. The gain on foreign exchange is a result of the strengthening of the Canadian dollar versus the US dollar. Eldorado currently holds $41.6 M in cash, of this amount 80% is held in Canadian dollars. The favorable gain occurred as the Canadian dollar strengthened against the US dollar during the first quarter. We believe the Canadian dollar will continue to strengthen through the second quarter resulting in further foreign exchange gain.

First quarter 2003 gold revenues were $9.2 M compared to $5.0 M first quarter of 2002. The increased revenues are the result of the sale of 23,854 ounces of gold at a realized price of $356 per ounce (excluding a total hedging revenue amortization of $0.7 M) in the first quarter of 2003 compared to the sale of 13,792 ounces of gold at a realized price of $292 (excluding a total hedging revenue amortization of $1.0 M) per ounce in the first quarter of 2002. During the first quarter of 2002 the Sao Bento mine was operating under mandated energy consumption restraints as well as having the #2 Autoclave shutdown for major repair. Cash flow for the first quarter 2003 from operating activities was $1.2 M compare to $0.7 M in the first quarter of 2002.

The Sao Bento Mine, Brazil ("Sao Bento")

In the first quarter of Sao Bento produced 21,831 ounces at a cash cost of $215 per ounce in accordance with the 2003 Plan. Production and costs were influenced by the scheduled major overhaul of Sao Bento's #1 Autoclave which was completed in the quarter on schedule and under budget. Both autoclaves are now operating at normal capacity and the Company forecasts second quarter production of approximately 27,000 ounces.

The Company announced the shaft deepening at Sao Bento in its news release dated April 2, 2003 (NR 03-07). A 5.2 meter diameter concrete line shaft at Sao Bento will be deepened by approximately 370 meters at an approximate cost of $12.0 M and will provide a bottom working elevation approximately 1,300 meters below surface at the mine's 28th Level. The preparation of the shaft deepening will commence in the second quarter of 2003 with the deepened shaft to be commissioned in December 2004.

In light of the decision to deepen its shaft, mine management is completing a detailed review of its production schedule through the shaft-deepening period to ensure that interference with production is minimized and appropriately quantified.

The Kisladag Project, Turkey ("Kisladag")

In its news release dated April 1, 2003 (NR 03-05) the Company announced the results of the Kisladag Feasibility Study prepared by Hatch Associates, Vancouver. Kisladag is planned as a 15 year open pit heap leach gold mine constructed and operated in two phases with Phase I to be operational for the first 4 years processing ore at 5 million tonnes per year and Phase II beginning in the 5th year and expanding to process up to 10 million tonnes of ore per year. Phase I average annual production is expected to be 143,000 ounces of gold and Phase II average annual production is expected to increase to 230,000 ounces of gold. Phase I initial capital and working capital expenditures are budgeted at $56.7 M. Phase II expansion capital is budgeted at $39.4 M. Sustaining capital is estimated at $37.2 M. Cash costs are expected to be $152 per ounce over the life of the mine.

2002 Reserve and Resource Statement

In its news release dated April 2, 2003 (NR 03-06) the Company announced 2002 proven and probable gold reserves of 5,847,455 ounces of gold. 2002 Measured and indicated gold resources of 8,343,263 ounces and inferred resources of 2,574,571 ounces. Increases in reserves occurred both at the Sao Bento Mine and the Kisladag Project.

Corporate Developments

Eldorado began trading on the American Stock Exchange with the symbol EGO on January 23, 2003. In addition, the Company has been added to the S&P/TSX Composite Index and the Global Industry Classification Standard Sector - Material, Gold.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey, two countries that we believe have substantial geological potential. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright
President and Chief Executive Officer

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit, which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed under the Company's name at www.sedar.com. A qualified person has verified the data contained in this release.

Note to U.S. Investors. While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this release concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form. Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado's properties and expectations of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

Eldorado Gold  Corporation's  shares trade on the Toronto Stock  Exchange  (TSX:
ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:
Nancy E. Woo, Manager Investor Relations          Eldorado Gold Corporation
Phone: 604.601.6650 or 1888.353.8166              920-1055 W. Hastings St.,
Fax: 604.687.4026                                 Vancouver, BC V6E 2E9
Email nancyw@eldoradogold.com                     Web site: www.eldoradogold.com
Request for information packages: info@eldoradogold.com

                                                               [GRAPHIC OMITTED]


                 March 31, 2003                     | Report to Shareholders
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                                                    |Suite 920, Guinness Tower
                                                    |1055 West Hastings Street
                                                    |Vancouver, British Columbia
                                                    |V6E 2E9
                                                    |
                                                    |Phone:  (604) 687-4018
                                                    |Fax:    (604) 687-4026

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)                March 31,   December 31,
                                                             2003           2002
================================================================================

                                                       (Unaudited)
ASSETS
Current Assets
 Cash and cash equivalents                      $          41,571  $     37,627
 Accounts receivable                                        1,427         1,380
 Inventories                                                5,859         5,866
                                                --------------------------------
                                                           48,857        44,873

Property, plant and equipment                              61,547        62,103
Mineral properties and deferred development                33,753        32,958
Investments and advances                                      112           108
Other assets and deferred charges                              78            90
                                                --------------------------------
                                                $         144,347  $    140,132
                                                ================================

LIABILITIES
Current Liabilities
 Accounts payable and accrued liabilities       $           7,465  $      8,225
                                                --------------------------------
                                                            7,465         8,225

Provision for reclamation costs                             3,467         3,467
Deferred gain                                               1,277         1,957
Future income taxes                                           210           196
Convertible debentures                                      6,841         6,796
                                                --------------------------------
                                                           19,260        20,641

SHAREHOLDERS' EQUITY
 Share capital (Note 4)                                   369,049       366,046
 Equity portion of convertible debentures                   1,094         1,094
 Deficit                                                 (245,056)     (247,649)
                                                --------------------------------
                                                          125,087       119,491
                                                --------------------------------
                                                $         144,347  $    140,132
                                                ================================

Approved by the Board

"Wayne D. Lenton"                                  "Paul N. Wright"

Director                                           Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)
                                                           Three months ended
                                                        March 31,   December 31,
                                                             2003           2002
================================================================================
                                                                        (Note 3)
                                                       (Unaudited)   (Unaudited)
Revenue
 Gold sales                                     $           9,166  $      4,996
 Interest and other income                                    282         1,159
                                                --------------------------------
                                                            9,448         6,155

Expenses
 Operating costs                                            5,050         2,633
 Depletion, depreciation and amortization                   2,474         2,443
 General and administrative                                 1,038           679
 Exploration expense                                          250           119
 Interest and financing costs                                 192           389
 Foreign exchange (gain) loss                              (2,267)          165
                                                --------------------------------
                                                            6,737         6,428
                                                --------------------------------

Profit (loss) before income taxes                           2,711          (273)
                                                --------------------------------

Taxes
 Current                                                     (118)          (20)
 Future                                                         -             -
                                                --------------------------------
Net income (loss) for the period                $           2,593  $       (293)

Deficit at the beginning of the period:
As previously reported                                   (247,649)     (249,375)
Change in accounting policy (Note 3)                            -          (410)
                                                --------------------------------
As restated                                     $        (247,649)     (249,785)
                                                --------------------------------

Deficit at the end of the period                $        (245,056) $   (250,078)
                                                ================================

Weighted average number
of shares outstanding                                 209,956,508   102,365,723
Basic Income (loss) per share - U.S.$           $            0.01  $       0.00
                                                ================================
Basic Income (loss) per share - CDN.$           $            0.02  $       0.00
                                                ================================
Diluted Income (loss) per share - U.S.$         $            0.01  $       0.00
                                                ================================

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
                                                           Three months ended
                                                        March 31,   December 31,
                                                             2003           2002
================================================================================
                                                                        (Note 3)
                                                       (Unaudited)   (Unaudited)
Cash flows from operating activities
Net income (loss) for the period                $           2,593  $       (293)
Items not affecting cash
 Depletion, depreciation and amortization                   2,474         2,443
 Interest and financing costs                                  45            77
 Amortization of hedging gain                                (680)         (969)
 Foreign exchange (gain) loss                              (2,430)           11
                                                --------------------------------
                                                            2,002         1,269
Decrease (increase) in accounts receivable                    (47)        1,288
(Increase) decrease in inventories                              7        (1,345)
(Decrease) increase in accounts payable
  and accrued liabilities                                    (760)         (535)
                                                --------------------------------
                                                            1,202           677
Cash flow from investing activities
 Property, plant and equipment                             (1,906)       (1,524)
 Mineral properties and deferred development                 (795)         (257)
 Investments and advances                                      (4)            -
 Restricted cash                                                -          (530)
                                                --------------------------------
                                                           (2,705)       (2,311)
Cash flow from financing activities
 Repayment of long-term debt                                    -        (8,509)
 Issue of common shares:
  Voting - for cash                                         3,003           230
  Special Warrants                                              -        14,648
Other assets and deferred charges                               -          (114)
                                                --------------------------------
                                                            3,003         6,255
 Foreign exchange gain (loss) on cash
  held in foreign currency                                  2,444            (4)
                                                --------------------------------
Net increase (decrease) in cash and
 cash equivalents                                           3,944         4,617
Cash and cash equivalents at beginning
 of the period                                             37,627         4,752
                                                --------------------------------
Cash and cash equivalents at end
 of the period                                  $          41,571  $      9,369
                                                ================================

Supplemental cash flow information
Interest paid                                   $               -  $        124
                                                --------------------------------
Income tax paid                                 $              10  $         20
                                                --------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

1.   Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and exploration activities are carried on in Brazil and Turkey.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2.   Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

Earnings (loss) per share

Earnings or loss per common share is calculated using the weighted average number of common shares outstanding during each year. Diluted earnings or loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use these proceeds to purchase its common shares at their average market price during the period.

3.   Change in Accounting Policy

The Company has changed its method of recording revenue to recording sales when the goods have been delivered and title passes to the purchaser. Previously the Company recorded revenue on a production basis at the net realized value of dore sales. The Company has applied the changes retroactively and prior periods have been restated. The effects of the restatement are presented below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

3.   Change in accounting policy (continued)

Income Statement                                March           March             2002
                                                 2003            2002
                                          (Unaudited)     (Unaudited)

Revenue before change                   $       9,166   $       5,936   $       35,404
Change in accounting policy                         -            (940)          (1,353)
                                        -----------------------------------------------
Revenue after change                    $       9,166   $       4,996   $       34,051
                                        ===============================================

Operating costs before change           $       5,050   $       2,896   $       19,600
Change in accounting policy                         -            (263)            (573)
                                        -----------------------------------------------
Operating costs after change            $       5,050   $       2,633   $       19,027
                                        ===============================================

Net Income (loss) before change         $       2,593   $         384   $        2,916
Change in accounting policy                         -            (677)            (780)
                                        -----------------------------------------------
Net Income (loss) after change          $       2,593   $        (293)  $        2,136
                                        ===============================================

Basic income (loss) per share before
 change = U.S.$                                  0.01               -             0.01
Change in accounting policy                         -               -                -
                                        -----------------------------------------------
Basic income (loss) per share after
 change - U.S.$                                  0.01               -             0.01
                                        ===============================================

Diluted income (loss) per share
 before change - U.S.$                           0.01               -             0.01
Change in accounting policy                         -               -                -
                                        -----------------------------------------------
Diluted income (loss) per share
 after change - U.S.$                            0.01               -             0.01
                                        ===============================================

Balance Sheet

Accounts receivable before change       $       1,427   $       3,399   $        3,513
Change in accounting policy                         -          (1,722)          (2,133)
                                        -----------------------------------------------
Accounts receivable after change        $       1,427   $       1,677   $        1,380
                                        ===============================================

Inventories before change               $       5,859   $       6,151   $        4,923
Change in accounting policy                         -             635              943
                                        -----------------------------------------------
Inventories after change                $       5,859   $       6,786   $        5,866

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

4.   Share Capital

(a)  Authorized and Issued Share Capital

Eldorado's authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value. The details of the common shares issued and outstanding are as follows:

                2003                            Shares Issued           Amount

Shares at beginning of the year                   206,204,010      $    366,046
Shares for exercised stock options                  1,132,500               244
Shares for cash consideration - Warrants            5,262,266             2,813
Shares issue costs for cash consideration -
 Financing                                                  -               (54)
                                                ---------------    -------------
                Shares at March 31, 2003          212,598,776      $    369,049
                                                ===============    =============

(b)  Share option plan

Effective January 1, 2002, the Company adopted the new standard for accounting for Stock based Compensation.

As at March 31, 2002, the Company has a share option plan as described below. No compensation expense is recognized for this plan when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Stock option plan

The Company established a share purchase option plan (`the Plan") in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted. Vesting and terms are at the discretion of the Board of Directors.

A summary of the terms and status of Company's outstanding options at March 31,2002 and the changes for the period ending on that date is presented below:

                                                  Three month ended
                                                    March 31, 2003
                                    --------------------------------------------
Options                                  Outstanding      Weighted average
                                           Options      exercise price - Cdn.$
                                    --------------------------------------------

Outstanding at the beginning
 of the period                               4,425,000                      0.58
Granted                                      1,160,000                      2.04
Exercised                                   (1,132,500)                     0.33
                                    --------------------------------------------
Outstanding at the end of the
  period                                     4,452,500                      1.02

Options exercisable at period end            4,150,833                      0.97

The following table summarizes information about share options during the quarter ended March 31, 2003.

Options granted - shares                        Weighted average
                                             exercise price - Cdn.$
--------------------------------------------------------------------------
                        660,000                                      1.96
                        100,000                                      2.25
                        400,000                                      2.13
--------------------------------------------------------------------------
                      1,160,000                                      2.04
--------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

4.   Share Capital (continued)

    Stock Options
============================================================================================
 Range of Exercise  Number Outstanding At  Weighted-Average Remaining  Weighted Average
   Price - Cdn.$       Mar. 31, 2003        Contractual Life (years)  Exercise Price - Cdn.$
============================================================================================
   0.40 to 0.40                 350,000               0.73                    0.40
   0.50 to 0.65                 715,000               1.14                    0.54
   0.70 to 0.80                 110,000               2.24                    0.71
   0.24 to 0.51                 490,000               3.35                    0.33
   0.70 to 1.46               1,627,500               3.99                    0.86
   2.13 to 2.25               1,160,000               4.82                    2.04
============================================================================================
   0.24 to 2.25               4,452,500               3.38                    1.02


    Warrants
============================================================================================
 Conversion Price  Number Outstanding At  Weighted-Average Remaining    Weighted Average
       Cdn.$          Mar. 31, 2003        Contractual Life (years)  Exercise Price - Cdn.$
============================================================================================
   2.00 to 2.00              14,324,100               0.73                    2.00
============================================================================================

Had the company determined compensation costs on this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock - based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Net income (loss) for the period        As reported              $         2,593
                                        Pro Forma                $         1,880

Basic earnings per share                As reported                         0.01
                                        Pro Forma                           0.01

Diluted earnings per share              As reported                         0.01
                                        Pro Forma                           0.01

The pro forma amounts presented above, do not include the effect of share options granted before January 1, 2002.

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate  4.23%
b) expected life                    5 years
c) expected volatility              50%
d) expected dividends               nil

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

5.   Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2003 and 2002 Eldorado had one producing mine, Sao Bento, and had assets located in North America, South America, Turkey and Australia.

                                             ==================================
                                            |           Three months           |
                                            |      ended               ended   |
                                            |     March 31            March 31 |
                                            |       2003                2002   |
                                            |   (unaudited)         (unaudited)|
===============================================================================

Gold sales
  Sao Bento Mine                            $        9,166      $         4,996
                                            ------------------------------------
                                                     9,166                4,996
                                            ------------------------------------

Operating costs
  Sao Bento Mine                                     5,050                2,633
                                            ------------------------------------
                                                     5,050                2,633
                                            ------------------------------------

Depletion, depreciation and amortization
  Sao Bento Mine                                     2,458                2,262
                                            ------------------------------------
                                                     2,458                2,262
                                            ------------------------------------

Corporate expenses, net of interest
 and other income                                    1,303                 (255)
Exploration expense                                   (250)                (119)
                                            ------------------------------------
Profit (loss) before income taxes                    2,711                 (273)
                                            ------------------------------------

Taxes
  Current                                             (118)                 (20)
  Future                                                 -                    -
                                            ------------------------------------

Net income (loss) for the period            $        2,593      $          (293)
                                            ====================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

5.   Segmented Information (continued)


                                             ==================================
                                            |           Three months           |
                                            |      ended               ended   |
                                            |     March 31            March 31 |
                                            |       2003                2002   |
                                            |   (unaudited)         (unaudited)|
===============================================================================

Revenues by geographic area
  North America                             $          219      $            35
  South America                                      9,199                6,120
  Turkey                                                30                    -
                                            ------------------------------------
                                            $        9,448      $         6,155
                                            ------------------------------------

Net income (loss) by geographic area
  North America                             $        1,329      $        (1,055)
  South America                                      1,453                  909
  Turkey                                              (170)                (136)
  Australia                                            (19)                 (11)
                                            ------------------------------------
                                            $        2,593      $          (293)
                                            ------------------------------------


                                             ==================================
                                            |   Three months                   |
                                            |      ended                       |
                                            |     March 31         December 31 |
                                            |       2003              2002     |
                                            |   (unaudited)                    |
===============================================================================

Segment assets
  Sao Bento Mine                            $       73,552      $        73,406
                                            ------------------------------------
Total assets for reportable segments                73,552               73,406

Mineral properties and deferred development         33,753               32,958
Other                                               37,042               33,768
                                            ------------------------------------
                                            $      144,347      $       140,132
                                            ====================================

Assets by geographic area
  North America                             $       36,343      $        33,023
  South America                                     73,757               76,637
  Turkey                                            34,243               33,468
  Australia                                              4                    4
                                            ------------------------------------
                                            $      144,347      $       140,132

6.   Supplementary Cash Flow Information

                                    Three months ended    Three months ended
                                        March 31,             March 31,
                                          2003                  2002
                                       (unaudited)           (unaudited)
Financing activities
  Long term debt backend
    fees accrual                    $                -    $                (83)
  Increase in long term debt                         -                      83
  Interest accrual on convertible
    debentures                                      45                      50
  Convertible debentures                           (45)                    (50)
                                    --------------------------------------------
                                    $                -    $                  -
                                    ============================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

7.   Commitments and Contingencies

Interest on withholding taxes

Sao Bento Mineracao may have a liability relating to interest and penalties on accrued but unpaid withholding tax on gold loans. The Company believes there are no grounds to the claim and will defend its position vigorously. If an unfavorable ruling were to occur the Company estimates the liability to be a maximum of $1,100.

                                              PRODUCTION HIGHLIGHTS(1)

--------------------------------------- ------------ ------------ ------------ ------------ -------------
                                           First       Second        Third       Fourth        First
                                          Quarter      Quarter      Quarter      Quarter      Quarter
                                           2002         2002         2002         2002          2003
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Gold Production
  Ounces produced                            16,963       27,702       28,469       30,399        21,831
  Cash Operating Cost ($/oz)                    166          195          185          183           215
  Total Cash Cost ($/oz)2                       171          201          189          189           222
  Total Production Cost ($/oz)3                 310          296          259          274           330

Sao Bento Mine, Brazil
  Ounces produced                            16,963       27,702       28,469       30,399        21,831
  Tonnes to Mill                             89,342       96,519      100,185       95,249        92,104
  Grade (grams / tonne)                        9.85         9.23         8.87        10.01          9.55
  Cash Operating Cost ($/oz)                    166          195          185          183           215
  Total Cash Cost ($/oz)2                       171          201          189          189           222
  Total Production Cost ($/oz)3                 310          296          259          274           330

Gold Sold
  Ounces sold                                13,792       27,004       28,901       29,962        23,854
  Realized Price ($/oz) 4                       292          303          305          316           356
--------------------------------------- ------------ ------------ ------------ ------------ -------------

     1    Cost figures calculated in accordance with Gold Institute Format
     2    Cash  Operating   Costs  plus  royalties  and  the  cost  of  off-site
          administration.
     3    Total Cash Cost plus depreciation, amortization and reclamation.
     4    Excludes amortization of deferred gain.

Management Discussion and Analysis
1st Quarter ended March 31, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

Please review this report with the Consolidated Financial Statements and accompanying Notes. All monetary amounts are in United States dollars unless otherwise noted.

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Eldorado Gold Corporation ("Eldorado", the "Company" or "we") are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

First Quarter 2003 Financial Performance

Eldorado Gold Corporation's unaudited net income for the first quarter of 2003 was a profit of $2,593 ($0.01 per share) compared to a loss of $293 ($0.00 per share) in the first quarter of 2002. The Company's positive financial results for the first quarter of 2003 was mainly driven by a gain of $2,267 in foreign exchange compared to a loss on foreign exchange of $165 in the first quarter of 2002. The gain on foreign exchange is a result of the Canadian dollar strengthening versus the US dollar. Eldorado currently holds $41,571 in cash; of this amount 80% is held in Canadian dollars. As the Canadian dollar has strengthened against the US dollar over the past quarter, a favorable gain has occurred. We believe the Canadian dollar will continue to strengthen over the next quarter resulting in further foreign exchange gains.

For the first quarter 2003 gold revenues were $9,166 compared to $4,996 for the first quarter of 2002. The increased revenues are the result of the sale of 23,854 ounces of gold at a realized price of $356 per ounce (excluding a total hedging gain of $680) compared to sale of 13,792 ounces of gold at a realized price of $292 per ounce (excluding a total hedging gain of $969 in 2002). The Company benefited from the Sao Bento mine autoclaves operating at higher capacity and 100% power availability during the first quarter of 2003. During the first quarter of 2002 the Sao Bento mine was operating under mandated energy consumption restraints as well as having one of the two autoclaves shutdown for major repairs. During the 1st Quarter 2002 the Company received business interruption insurance claims in the amount of $1,118 recorded as other income from the repair of the #2 Autoclave at Sao Bento. The repairs were complete and the final insurance claims were paid in the 2nd Quarter 2002. Cash flow for the first quarter from operating activities was $1,202 compared to $677 in the first three months of 2002.

Sao Bento

In the first quarter of 2003, Sao Bento Mine produced 21,831 ounces of gold at total cash cost of $222/oz. compared to 16,963 ounces at a total cash cost of $171/oz. in the first quarter of 2002. The increase in gold production in the first quarter of 2003 compared to the first quarter of 2002 was a result of the major shutdown for repair of Autoclave #2 during the first three months of 2002 and governmental mandated power restrictions. During the first quarter of 2003 the #1 autoclave was shut down for one and a half month for planned major maintenance resulting in a monthly production rate lower than the annualized production rate of 105,000 ounces of gold forecast for 2003. The 2003 operating plan for Sao Bento reflects the shutdown of Autoclave #1 for major maintenance during the first quarter. This maintenance was completed in the quarter on time and within budget. With the maintenance rebuild complete of autoclave #1 both autoclaves are now operating at normal capacity and the Company continues to forecast production of 105,000 ounces of gold at cash cost of $190/oz. for 2003.

On April 2, 2003 the Company announced the shaft deepening at the Sao Bento Mine. The preparation of the shaft deepening is expected to commence in the second quarter of 2003 with the deepened shaft to be commissioned in December 2004. The 5.2 meter diameter concrete lined shaft will be deepened by approximately 370 meters at an approximate cost of $12,000. The shaft deepening will provide a bottom working elevation approximately 1,300 meters below surface at the Mine's 28th level. The capital required to complete the shaft will be provided by internally generated cash flow from the Sao Bento Mine.

Thousands of U.S. dollars except share amounts

                                              1st Quarter       1st Quarter
                                                 2003              2002

Gold Revenue                                 $       9,166      $       4,996
Net Income (loss)                            $       2,593      $        (293)
Net Income per share (loss)                  $        0.01      $           -
Cash Flow from operations                    $       1,202      $         677

Interest and other income decreased by $877 over the first quarter of 2002, as a result of recording $1,058 of cash received from the autoclave business interruption insurance claim in 2002 offset by higher interest income in 2003.

Management Discussion and Analysis
1st Quarter ended March 31, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

Production Sao Bento Mine

Production Highlights (All figures in U.S. Dollars)

                                                        2003            2002
                                                    1st Quarter     1st Quarter

Gold Production
Ounces                                                  21,831          16,963
Cash Operating Cost ($/oz)                                 215             166
Total Cash Cost ($/oz)                                     222             171
Total Production Cost ($/oz)                               330             310

Sao Bento Mine, Brazil
Ounces                                                  21,831          16,963
Ore tonnes                                              92,104          89,342
Grade (grams/tonne)                                       9.55            9.85
Cash Operating Cost ($/oz)                                 215             166
Total Cash Cost ($/oz)                                     222             171
Total Production Cost ($/oz)                               330             310

Gold Sold
Ounces                                                  23,854          13,792
Realized Price ($/oz)                                      356             292

Gold production in the first quarter of 2003 for the Sao Bento mine was 21,831 ounces. This compares to first quarter 2002 gold production at Sao Bento of 16,963 ounces, when the #2 autoclave was down for repair. Production in the first quarter of 2003 was lower than usual (but still higher than first quarter of 2002) as a result of the scheduled shut down the #1 autoclave for the inspection and repair of the internal lining. The #1 autoclave was shut down from January 27 to March 12, 2003. The Company continues to forecast production of 105,000 ounces at cash costs of $190/oz in 2003.

In the first  quarter of 2003 Sao Bento mined 92,104 tonnes of ore at a grade of
9.55 grams per tonne. This compares to 89,342 tonnes of ore in the first quarter of 2002 at a grade of 9.85 grams per tonne. Of the 92,104 tons of ore mined in the quarter approximately 12,000 tonnes remain in above ground inventory as a result of the shut down of the #1 autoclave.

First quarter 2003 total cash costs at Sao Bento were $222 per ounce compared to $171 per ounce in 2002. Total cash costs for the first quarter of 2002 included business interruption credit of $38/oz. The total cash cost for the first quarter of 2003 includes $14 per ounce reduction in costs a result of increase in ore inventory at the mine site. The increase in ore inventory is the result of shutting down the #1 autoclave for repair of the internal lining while continuing to operate the mine a full production thereby building an ore stockpile ahead of the processing plant. Since both autoclaves are now operating at full capacity the ore stockpile will be processed over the next quarter.

Management Discussion and Analysis
1st Quarter ended March 31, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

Consolidated Gold Production Cost Per Ounce

                                              1st Quarter       1st Quarter
                                                 2003              2002

Direct mining expenses                       $         219      $         253
Inventory change                                       (14)               (58)
Third party smelting, refining and
  transportation                                         5                  4
Vancouver Costs                                          5                  5
By-product credits                                       -                  -
Business Interruption credit                             -                 (38)
                                             -------------      ---------------
Cash operating cost per ounce                $         215      $          166

Royalties and Production taxes                           7                   5
                                             -------------      ---------------
Total cash costs per ounce                   $         222      $          171

Depreciation/Depletion                                 113                 133
Exchange (Gain)/Loss                                    (5)                  6
Reclamation and mine closure                             -                   -
                                             -------------      ---------------
Total production costs per ounce             $         330      $          310
                                             -------------      ---------------

Kisladag

During the first quarter of 2003, $733 was spent on the Kisladag project. On April 2, 2003 the Company announced the positive results of the Kisladag Feasibility Study prepared by Hatch Associates, Vancouver. Kisladag is planned as a 15 year open pit heap leach gold mine constructed and operated in two phases with Phase I to be 4 years at 5,000,000 tonnes per year and Phase II expanding up to 10,000,000 tonnes per year. Phase I average annual production is expected to be 143,000 ounces and Phase II average annual production expected to increase to 230,000 ounces. Phase I initial capital and working capital expenditures is budgeted at $56,700. Phase II expansion capital is budgeted at $39,400. Sustaining capital is estimated at $37,200. The cash costs are expected to be $152 per ounce over the life of the mine.

Financial Condition and Liquidity

Cash flow from operating activities

Operations after changes in working capital generated cash flow of $1,202 in the first quarter of 2003 compared to $677 in the first quarter 2002.

Cash flow from investing activities

Investing activities were $2,705 in the first quarter of 2003 compared to $2,311 in the first quarter 2002. Decrease in cash during the first quarter 2003 was mainly on property, plant and equipment of $1,906 of which $1,862 related to Sao Bento Capex and $795 on mineral properties and deferred development of which $733 related to the Kisladag Project.

Cash flow from financing activities

Financing activities were $3,003 in the first quarter of 2003 compared to $6,255 in the first quarter 2002. Increase in cash during the first quarter 2003 was from the exercise of employee stock options of $244 and warrants of $2,813 offset by an under accrual of $54 in share Issue costs on the December 23, 2002 financing.

Risk Factors

Gold Price Volatility

The profitability of the Company's operations is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond the Company's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price.

Management Discussion and Analysis
1st Quarter ended March 31, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

Impact of Hedging Activities

Hedging activities are intended to protect the Company from the fluctuations of the price of gold and to minimise the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. Currently the Company has no gold hedges.

Reserve and Resource Estimates

The proven and probable reserve figures set forth by the Company are estimates, and there is no certainty that the indicated levels of gold production will be realized. Reserve estimates may require revision based on various factors such as actual production experience, market price fluctuations of gold, production costs or recovery rates. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Certain reserve and resource estimates included herein were made before NI 43-101 came into force and may vary materially from estimates made in accordance with NI 43-101.

Production Estimates

Estimates of future production for the Sao Bento Mine and for the Company as a whole are derived from the Company's five-year mining plans. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed previously, actual ore mined varying from estimates in grade and metallurgical and other characteristics, mining dilution, pit wall failures or cave-ins, strikes and other actions by labour at unionized locations, restrictions imposed by government agencies and other factors. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by Company personnel and/or outside consultants) but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

Risk of Sovereign Investments

Virtually all of the Company's activities and investments are located in foreign countries. The Company's material foreign investments include operations in Brazil and exploration and development projects in Brazil and Turkey.

These investments are subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations. Although the Company is not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.

In the countries where the Company has operations or conducts exploration activities, the mineral rights or certain portions of such rights are owned by the relevant governments. Such governments have entered into contracts with the Company and its subsidiaries, or granted permits or concessions that enable them to conduct operations or development and exploration activities on such lands. Notwithstanding such arrangements, the Company's ability to conduct its operations or development and exploration activities on such lands is subject to changes in government policy over which the Company has no control. If such a change were to occur that affected the right of the Company or any of its subsidiaries to conduct operations or development and exploration activities, it could have a material adverse effect on the results of the Company's operations.

Mining/Operations Risks

The business of gold mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and gold recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions and bullion losses. Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability.

Outlook

The Company is forecasting to produce 105,000 ounces of gold at cash cost of $190 per ounce for 2003 from our Sao Bento Mine. We are completing the detailed engineering for a shaft-deepening project at the Sao Bento Mine with planned construction beginning in the second quarter of 2003. The projected cost for the shaft deepening is planned at $12,000. Construction is planned to occur over an 18-month period with completion planned for the fourth quarter of 2004.

The Environmental Impact Assessment ("EIA") for the Kisladag project has been submitted to the Turkish governments for review. The Company is forecasting approval of the EIA and issuance of the positive certificate early in the 3rd quarter of 2003. The bankable feasibility study has been completed for the Kisladag project and financing of the project is planned to be completed in the 3rd quarter of 2003. We are planning to begin construction of the Kisladag mine in the 4th quarter of 2003.